As filed with the Securities and Exchange Commission on October 24, 1997

                                             Registration No. 333-31349


                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                            ---------------
                            AMENDMENT NO. 1
                                   TO
                                FORM S-3
                         REGISTRATION STATEMENT
                                 UNDER
                       THE SECURITIES ACT OF 1933
                            ---------------

                         DDL ELECTRONICS, INC.
         (Exact name of Registrant as specified in its charter)

      Delaware                                    33-0213512
------------------------------      ------------------------------------
State or Other Jurisdiction of      (I.R.S. Employer Identification No.)
Incorporation or Organization)


                           2151 Anchor Court
                     Newbury Park, California 91320
                       Telephone: (805) 376-9415
                       Telecopier: (805) 376-9015
           (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                            ---------------

                         Mr. Richard K. Vitelle
                         Chief Financial Officer
                          DDL Electronics, Inc.
                            2151 Anchor Court
                     Newbury Park, California 91320
                        Telephone: (805) 376-9415
                        Telecopier: (805) 376-9015
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ---------------

                                Copy to:

                       Patrick D. Daugherty, Esq.
               Nelson Mullins Riley & Scarborough, L.L.P.
                      NationsBank Corporate Center
                        Charlotte, NC 28202-4000
                        Telephone: (704) 417-3101
                        Telecopier: (704) 377-4814

     Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]



                                     CALCULATION OF REGISTRATION FEE
============================================================================================================
  Title of each class        Amount              Proposed               Proposed               Amount of
  of securities to be         to be           maximum offering      maximum aggregate        registration
       registered         registered               price              offering price              fee
------------------------------------------------------------------------------------------------------------
Outstanding Common
Stock, $.01 par
value                   2,000,000 shares(1)  $1.156 per share(2)     $5,456,318.84 (3)          $1,653(4)
==============================================================================================================



(1) Reduced from the 4,719,999 shares of Common Stock indicated in the Registration Statement as filed on July 16, 1997.

(2) Based upon the average of the high and low prices for the Common Stock on July 11, 1997, as reported in the consolidated reporting system, in accordance with Rule 457(c).

(3)  Assumes registration of 4,719,999 shares of Common Stock.

(4)  Paid on July 16, 1997.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                             SUBJECT TO COMPLETION
                             DATED OCTOBER 24, 1997

                             DDL ELECTRONICS, INC.

                                 Common Stock

     This Prospectus relates to the resale from time to time of up to 2,000,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of DDL Electronics, Inc. (the "Company") by certain stockholders of the Company named herein (the "Selling Stockholders"). "See Selling Stockholders" and "Plan of Distribution."

     The Shares may be sold from time to time by the Selling Stockholders on the New York Stock Exchange (the "NYSE") or the Pacific Exchange (the "PE") on terms to be determined at the time of each sale. The Selling Stockholders also may make private sales from time to time directly or through a broker or brokers. Alternatively, the Selling Stockholders may offer Shares from time to time to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions. Such compensation, which may exceed ordinary brokerage commissions, may be paid by the Selling Stockholders and/or the purchasers of the Shares for whom such underwriters, dealers and agents may act. See "Selling Stockholders" and "Plan of Distribution."

     The Selling Stockholders and any dealers or agents that may participate in the distribution of the Shares may be considered "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Shares offered by them and any discounts, commissions or concessions received by any such dealers or agents may be considered underwriting discounts and commissions under the Securities Act.

     The Company will receive no proceeds from the sale of the Shares by the Selling Stockholders hereunder, but the Company will pay the expenses that it incurs in connection with the registration of the Shares with the Securities and Exchange
Commission (the "SEC"). See "Plan of Distribution" for indemnification arrangements between the Company and the Selling
Stockholders.

     The Common Stock is listed on the NYSE and on the PE under the symbol "DDL." On October 23, 1997, the closing price per share of the Common Stock, as reported in the consolidated reporting system, was $0.88.


                 --------------------------------------------

     The Shares involve a high degree of risk.  See "Risk
Factors," commencing on page 3.

                 --------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                    ANY REPRESENTATION TO THE CONTRARY
                         IS A CRIMINAL OFFENSE.

               --------------------------------------------


              The date of this Prospectus is October ___, 1997.

                            ADDITIONAL INFORMATION

     The Company has filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the Shares (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each such instance, reference is hereby made to the copy of the contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by this reference thereto.

     The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. The Registration Statement and exhibits and schedules thereto, as well as such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the SEC. The SEC also maintains a World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System (known as "EDGAR"). Such information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the PE at 233 South Beaudry Avenue, Los Angeles, California 90012.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed with the SEC by the Company and are hereby incorporated by reference into this
Prospectus: (i) the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1997 (the "Form 10-K"); (ii) the Company's Annual Report on Form 10-K/A for its fiscal year ended June 30, 1997, as filed with the SEC on October 24, 1997; (iii) the Company's Current Reports on Form 8-K, dated the following dates: September 29, 1997 and July 9, 1997; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the SEC pursuant to
Section 12 of the Exchange Act. All other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of filing thereof.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Mr. Richard K. Vitelle, Chief Financial Officer, DDL Electronics, Inc., 2151 Anchor Court, Newbury Park, California 91320, telephone
(805) 376-9415.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to the other information presented in this Prospectus, before purchasing the Shares.

     Risk that Acquisition of Jolt will not Close. On June 30, 1997, in order to raise funds necessary to repay its 10% Senior Secured Notes in the aggregate principal amount of $5,300,000 (the "Senior Notes"), the Company borrowed $2 million from Mr. Thomas
A. Wheeler, a private investor, under a promissory note bearing 8% interest (the "Wheeler Note"). The Wheeler Note matures on February 1, 1999, except as provided below, and is secured by a pledge of all of the outstanding shares of SMTEK, Inc. ("SMTEK"). The Company agreed to give Mr. Wheeler two seats on its Board of Directors. The seats were filled by Mr. Wheeler and Ms. Charlene
A. Gondek. The Company also agreed to acquire all of the issued and outstanding shares of Jolt Technology, Inc. ("Jolt"), a privately-held electronics manufacturing company owned by Mr. Wheeler, Ms. Gondek and a third individual, for nine million shares of Common Stock. If the Company acquires all of the issued and outstanding shares of Jolt in exchange for registered Common Stock by February 1, 1999, and if Mr. Wheeler is not then prevented from transferring his portion of such Common Stock to a charitable foundation, then the Wheeler Note (and all accrued interest thereon) will become due on October 31, 1999 (rather than February 1, 1999).

     The Company is currently negotiating a definitive agreement and other legal documents relating to its acquisition of Jolt. The specific terms of such documents are subject to negotiation, and the closing of the Jolt acquisition will be subject to many conditions, some of which are beyond the Company's control, including obtaining a fairness opinion and stockholder approval. There can be no assurance that the Jolt acquisition will be completed on the terms described herein, or at all, or that there will be no material change in the information included and incorporated herein with respect to the Jolt acquisition.

     Furthermore, there can be no assurance, should the Jolt acquisition be completed, that anticipated benefits of the acquisitions will be realized. In any event, the process of integrating the operations of Jolt into the Company's operations may result in unforeseen operating difficulties, could absorb significant management attention and could require the use of financial resources otherwise available for ongoing development and expansion of the Company's existing operations.

     Significant Losses. The Company has incurred significant losses repeatedly in recent quarters and years. The net loss was $1,678,000 for the Company's fiscal year ended June 30, 1997 ("fiscal 1997"). Operating losses totaled $1,167,000, $4,970,000,
$6,948,000 and $5,067,000 in the Company's fiscal years ended June 30, 1996, 1995, 1994 and 1993, respectively. Indeed, with the exception of the most recent fiscal year, during which the Company generated operating income of $118,000, the Company has incurred operating losses for most of the last ten years. Operating losses could continue until such time as sales increase to a level sufficient to cover costs and operating expenses. No assurance can be given as to whether or when such sales increases or sustained operating profits may be achieved.

     In attempting to maintain and improve operating profitability, management is focusing on problems such as aggressive price competition throughout the industry and the Company's need to strengthen its sales and marketing initiatives. All three of the Company's operating units currently have significant underutilized manufacturing capacity which management attributes to these problems. Although DDL has recently implemented operational improvements that have resulted in modest operating income, there can be no assurance that the Company will be able to maintain or improve operating profitability. See "The Company" herein.

     Litigation Risks. On May 29, 1997, the Company signed a letter of intent (the "Century Letter of Intent") to merge with Century Electronics Manufacturing, Inc. ("CEMI"). Pursuant to the Century Letter of Intent, CEMI was to provide a loan of up to $3.3 million to the Company by June 1, 1997 for retirement of the Company's Senior Notes in the aggregate principal amount of $5,300,000. However, such financing was not made available by CEMI. As a result, on June 30, 1997 the Company obtained alternate financing which enabled it to repay its Senior Notes.
On September 22, 1997, the Company filed a lawsuit against CEMI in the Superior Court of Ventura County, California, alleging breach of contract and fraud and seeking $5,000,000 in actual damages plus punitive damages. CEMI has not yet answered the Company's complaint or made an appearance in the case. On October 14, 1997, however, CEMI filed a lawsuit of its own against the Company in the Superior Court of Middlesex County, Massachusetts. In the Massachusetts action, CEMI asserts that the Company failed to provide collateral acceptable to CEMI to secure CEMI's loan and that the Company engaged in unfair and deceptive acts which deprived CEMI of the opportunity to merge with a publicly traded company. CEMI's lawsuit seeks $10,000,000 plus punitive damages.
 The Company believes CEMI's lawsuit is without merit and plans to contest CEMI's claims vigorously. The Company's prosecution of the California action and its defense of the Massachusetts action are both subject to all of the risks, costs and uncertainties associated with litigation, including legal fees and expenses, disruption of executive schedules and focus, the possibility that the Company may be called upon to satisfy a judgment and the possibility that the Company will be unable to realize proceeds from any judgment that it may obtain.

     Limited Capital Resources; Continuing Need for Financing.
The Company's ability to maintain its current revenue base and to fund its business operations is dependent on the availability of adequate capital. Without sufficient capital, the Company's growth will be limited and its operations will be adversely affected. As a result of significant operating losses in recent years and the Company's repayment of the Senior Notes on June 30, 1997, the Company currently has limited capital. General market conditions and the Company's future performance, including its ability to generate profits and positive cash flow, will also impact the Company's resources. In addition, the Company's future capital requirements will depend upon a number of factors, such as competitive conditions and capital costs, that are not within the Company's control. The Company anticipates that it may be required to issue additional equity or debt securities and may use other financing sources to fund growth and development. The sale of additional equity securities would result in additional dilution to the stockholders of the Company. The failure of the Company to obtain additional capital when needed could have material adverse effects on the Company's business and future prospects. No assurance can be given that additional financing will be available when needed on acceptable terms or at all.

     Dependence on Key Personnel. The Company's success depends to a large extent upon the efforts and abilities of key managerial and technical personnel. Pursuant to a change in control of the Company in May 1995, the Company's incumbent senior management was replaced with interim senior management while the Company searched for permanent senior management possessed of desired skills, experience and other qualifications. The operating management of the Company's Northern Ireland subsidiaries was not changed.

     Upon consummation of the acquisition of SMTEK in January 1996, the President and Chief Executive Officer of SMTEK, Mr. Gregory L. Horton, became the President and Chief Executive Officer of the Company and a member of the Company's Board of Directors. Mr. Horton's experience within the industry in which the Company operates will continue to be of considerable importance to the Company. Pursuant to the respective employment agreements of Messrs. Horton and Vitelle, Vice President of Finance and Chief Financial Officer, Mr. Horton's term of employment continues until November 1, 1999 and Mr. Vitelle's term of employment continues until September 12, 2001, unless earlier terminated in accordance with the terms and conditions of each respective agreement. With respect to each such employment agreement, either the Company or Mr. Horton or Mr. Vitelle, as the case may be, may terminate employment with or without cause, although certain amounts are to be paid or forfeited to the other party in the event of a termination of employment without cause. There can be no assurance that the Company will be able to retain its existing personnel or attract additional skilled employees in the future. The loss of any of the Company's key personnel or its inability to attract and retain key employees in the future could have a material adverse effect on the Company's operations and business plan. The Company is the beneficiary of "key-man" life insurance policy with respect to Mr. Horton in the amount of $1.3 million. The Company does not intend to obtain similar insurance policies with respect to the lives of any of its other officers or personnel.

     Concentration of Revenues Among Major Customers. In fiscal 1997, one customer accounted for approximately 42% of the sales of DDL Electronics Limited, a wholly-owned subsidiary of the Company located in Northern Ireland ("DDL-E"). There can be no assurance that this customer will maintain its business relationship with DDL-E. The loss of all or a substantial portion of DDL-E's revenues attributable to any of its major customers that could not be offset by a new customer could have a material adverse effect on the Company's financial condition and results of operations.

     In fiscal 1997, one customer accounted for more than 47% of SMTEK's sales. During fiscal 1997, more than 50% of SMTEK's business was generated by customers located in California. There can be no assurance that any of these customers will maintain their volume of business with SMTEK. The loss of all or a substantial portion of SMTEK's revenues attributable to any of SMTEK's major customers, or an adverse change in economic conditions in California, could have a material adverse effect on the financial condition and results of operations of SMTEK and the Company.

     Historical Dependence on Government Business; Recent Shift into Commercial Business. A substantial portion of SMTEK's historical revenues have been derived from contracts with United States government prime contractors, but this historical dependency is changing. Approximately 18% and 36% of SMTEK's net sales in fiscal 1997 and 1996, respectively, were derived from sales to government contractors in the defense and space sectors. Business with the United States and other governments is, in general, subject to a variety of risks, including delays in funding and performance of contracts; possible termination of contracts or subcontracts for the convenience of the government; termination or modification of contracts or subcontracts in the event of change in the government's requirements; policies or budgetary constraints; adjustments as a result of audits; and increases or unexpected costs causing losses or reduced profits under fixed-price contracts. There can be no assurance that any or all of these risks will not come to fruition in the Company's business.

     The ongoing shift in SMTEK's revenue base from prime government contractors to commercial original equipment manufacturers ("OEMs") is necessitating significant adjustments in operations, including changes in project management, materials management and order turnaround time. At the management level, significant shifts in internal processes, including strategic planning, marketing and throughput planning, are also required for a successful completion of this transition. There can be no assurance that SMTEK will be able to adapt to any or all of these changes.

     Industry Conditions. The industries and markets in which the Company's customers compete are characterized by rapid technological change and product obsolescence. As a result, the end products made by the Company's customers have relatively short product lives. The Company's ability to compete successfully will depend in substantial part on its ability to procure appropriate raw materials and maintain its quality asset base, incorporate or respond to advances in technology, manufacture and price its products and services competitively and achieve significant market acceptance. Unexpected delays in completing or shipping products, or design or production problems, may arise and could adversely affect the Company.

     Competition. The markets for the Company's products and services are highly competitive. Competition is principally based on price, product and service quality, order turnaround time and technical capability. The technology used by the Company in fabricating its products and providing its services is widely available, and the Company has a large number of domestic and foreign competitors, many of which are larger than the Company and possess much greater financial, marketing, personnel and other resources. The Company also faces competition from current and prospective customers that evaluate the Company's capabilities against the merits of manufacturing products internally. To remain competitive, the Company must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price. The Company currently may be at a competitive disadvantage as to price when compared to manufacturers with lower cost structures, particularly manufacturers with established facilities where labor costs are lower, and manufacturers with larger sales volume and resultant lower unit costs.

     Environmental Matters. The Company's operations involve the use and handling of environmentally hazardous substances. It is currently a party to certain lawsuits brought in connection with a waste disposal site in California known as the "Stringfellow Superfund Site." Total cleanup costs for the Stringfellow Superfund Site have been estimated at $600 million. Under a proposed settlement agreement with respect to one such suit, the Company's probable liability for such cleanup costs is estimated at $120,000 and the Company has accrued this amount as its estimate of the liability it will ultimately bear. It is impossible to determine the Company's ultimate liability for such cleanup costs. Its allocated share of such cleanup costs could have a material adverse impact on its business, financial condition and results of operations. See "Business -- Environmental Regulation" in the Form 10-K.

     In addition, the Company is currently involved in certain remediation and investigative studies regarding soil and groundwater contamination with respect to certain property in California previously leased by its Anaheim printed circuit board manufacturing facility. Initial estimates from environmental engineering firms indicate that it could cost from $1,000,000 to $3,000,000 to fully clean up the site and could take as long as ten years to complete. At June 30, 1997, the Company had a reserve of $564,000, which represents its estimated share of future remediation costs at this site. Based on consultation with the environmental engineering firms, management believes that the Company has made adequate provision for the liability based on probable loss. It is possible, however, that the future remediation costs at this site may differ significantly from the estimates, and may exceed the amount of the reserve. The Company's liability for remediation in excess of its reserve could have a material adverse impact on its business, financial condition and results of operations. See "Business -- Environmental Regulation" in the Form 10-K.

     Dependence on Suppliers. Certain components used by the Company are purchased from sources specified by its customers. An interruption in delivery of these components could have material adverse effects on the Company. See "Business -- Raw Materials and Suppliers" in the Form 10-K. SMTEK and DDL-E have been adversely affected throughout their history by delays in production caused by delay in the receipt of materials, resulting in reduced overall profitability. There can be no assurance that the same adverse conditions will not recur.

     Volatility. The public equity markets in recent years have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Shares. In light of these market considerations, prospective purchasers should view the Shares as illiquid investments.

     Possible Delisting of Common Stock. The Common Stock is currently listed and traded on the PE and the NYSE. To maintain eligibility for listing on the NYSE, the Company must satisfy certain continued listing criteria, including minimum levels regarding (1) number of stockholders and shareholdings (1,200 holders and average monthly trading volume less than 100,000 shares), (2) number of publicly-held shares (600,000), (3) aggregate market value of publicly-held shares ($8,000,000) and
(4) annual net income (an average of $600,000 per year for the past three years if net tangible assets are less than $12,000,000). The NYSE has notified the Company that, due to the Company's failure to satisfy the annual net income and net tangible asset criteria, the Common Stock is subject to delisting.
 The NYSE has not yet taken affirmative action to delist the Common Stock, but it has reserved the right to take such action in the future. Delisting of the Common Stock from the NYSE could have material adverse effects on the price and liquidity of the Common Stock, depending upon, among other things, the Company's eligibility at that time to continue listing the Common Stock on the PE or, failing that, to list the Common Stock on Nasdaq or some other exchange. There can be no assurance that the Common Stock could be listed on Nasdaq or any other exchange at any time.

     Proprietary Rights and Patents. The Company holds no copyrights, patents or trademarks that are material to the sale of its products, and currently the Company does not intend to obtain any copyrights, patents or trademarks with respect to its intellectual property. There can be no meaningful protection from competitors developing and marketing products and services competitive with those of the Company. In addition, companies that obtain patents claiming products or processes that are necessary for or useful to the development or operation of the Company's products and services can bring legal actions against the Company claiming infringement. Although management is not aware of any claim that either the Company or any of its subsidiaries infringes any existing patent, in the event that in the future the Company is unsuccessful against such claim it may be required to obtain licenses to such patents or to other patents or proprietary technology in order to develop, manufacture or market its products and services. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

     Risks Associated with International Business. Revenues from international business could continue to represent a substantial percentage of the Company's total revenues. Such business is subject to various risks, including exposure to currency fluctuations, political and economic instability, the greater difficulty of administering business abroad and the need to comply with a wide variety of export laws, tariff regulations and regulatory requirements. Such risks are amplified in the case of the Company because a large portion of its assets and operations are located outside of the United States. See "Business" in the Form 10-K and "The Company" herein.

     No Dividends. There can be no assurance that the operations of the Company will ever result in revenues sufficient to enable the Company to resume paying dividends on its Common Stock, which were suspended in 1989. For the foreseeable future, management anticipates that any earnings generated by the Company's operations will be used to finance the Company's business and that cash dividends on the Common Stock will not be paid to stockholders.

                                 THE COMPANY

     This section of the Prospectus contains certain forward-looking statements that involve various risks and uncertainties.
 Actual results may differ from the results suggested by such forward-looking statements. Factors that might cause such differences would include, without limitation, those discussed in "Risk Factors."

     The Company manufactures printed circuit boards ("PCBs"), also called printed wire boards ("PWBs"), for use primarily in the computer, communications and instrumentation industries. The Company also is an independent provider of electronic manufacturing services ("EMS") for electronic equipment manufacturers. Its PCB facilities are located in Northern Ireland and primarily serve customers in Western Europe. Its EMS facilities are located in Northern Ireland and Southern California. The Company's principal executive offices are located at 2151 Anchor Court, Newbury Park, California 91320, telephone
(805) 376-9415.

     All of the Company's products and services are "customized" insofar as they are produced only after the Company has contracted for their design and sale. The Company relies on customer specifications in manufacturing products. Such specifications may be developed by the customer alone or may involve some assistance provided by the Company. Customers submit requests for quotations on each project. The Company prepares bids based on estimates of its costs.

European PCB Operations

     The Company conducts its PCB business through a wholly-owned subsidiary, Irlandus Circuits Limited ("Irlandus").

     The PCB Industry. PCBs range from simple single- and double-sided boards to boards with more than twenty layers. When joined with electronic components in an assembly process, they comprise the basic building blocks of electronic equipment. PCBs consist of fine lines of a conductive material, such as copper, which are bonded to a non-conductive panel, typically laminated epoxy glass. The conductive pathways in a PCB form electrical circuits and replace wire as a means of connecting electronic components.

     On technologically advanced multilayer boards, conductive pathways between layers are connected with traditional plated through-holes and may incorporate surface mount technology. "Through-holes" are holes drilled entirely through the board that are plated with a conductive material and constitute the primary connection between the circuitry on the different layers of the board and the electronic components attached to the boards later. "Surface mount" boards are boards on which electrical components are soldered instead of being inserted into through-holes.

     Although much more complex and difficult to produce, surface mount boards can substantially reduce wasted space associated with through-hole technology and permit greatly increased surface and inner layer densities. Single-sided PCBs are used in electronic games and automobile ignition systems, while multilayer PCBs find use in more advanced applications such as computers, office equipment, communications, instrumentation and defense systems.

     The development of increasingly sophisticated electronic equipment, which combines higher performance and reliability with reduced size and cost, has created a demand for greater complexity, miniaturization and density in electronic circuitry. In response to this demand, multilayer technology is advancing rapidly on many fronts, including the widespread use of surface mount technology. More sophisticated boards are being created by decreasing the width of the tracks on the board and increasing the amount of circuitry that can be placed on each layer. Fabricating advanced multilayer PCBs requires high levels of capital investment and complex, rapidly changing production processes.

     Since the mid-1980s, the Company has increasingly focused on the fabrication of advanced multilayer PCBs. Management believes that the market for these boards offers the opportunity for more attractive margins than the market for less complex single and double-sided boards.

     As the sophistication and complexity of PCBs increase, yields typically fall. Historically, the Company relied on tactical quality procedures, in which defects are assumed to exist and inspectors examine products lot by lot and board by board to identify deficiencies. This traditional approach to quality control is not adequate, however, in an advanced multilayer PCB fabrication environment. Irlandus is now striving to minimize the occurrence of product defects.

     Market demand for PCBs historically has been driven by end-user product demand. Market supply has followed a classic "boom and bust" cycle because there are few barriers to entry. High margins triggered a flood of supply to the market in the 1980s, which drove prices down until significant industry consolidation occurred in the early 1990s.

     Competition among PCB manufacturers is based on price, quality, order turnaround speed and technical differentiation within the manufacturing process. Virtually every order is bid competitively. The profit of an individual manufacturer typically depends on its throughput mix; premium panels generate higher margins. Both Irlandus and DDL-E have achieved "ISO 9002" certification, which is increasingly necessary to attract business.

     Irlandus. Irlandus is located in Craigavon, Northern Ireland, where it produces high-quality, high-technology, multilayer PCBs. Established in 1972 by Andrus Circuits, a German company, it was acquired by the Company in 1984 and currently employs approximately 160 people. Irlandus has a base of approximately 150 active customers throughout Europe. In fiscal 1997, Irlandus' largest customer accounted for approximately 22% of its total revenues. No other customer represented more than 10% of Irlandus' fiscal 1997 revenues. Over 80% of its sales are made by a direct sales force; the remainder are effected by independent sales representatives.

     Since 1989 Irlandus has struggled to compete effectively in a marketplace characterized by excess supply. In fiscal 1997, it did achieve an operating profit, which management attributes to a new strategic focus on the high-technology, prototype and premium fast-service end of the multilayer PCB market. There can be no assurance, however, that Irlandus will continue to profit from its implementation of this strategy.

EMS Contracts

     The Company conducts its EMS business in Western Europe through DDL-E and in the United States through SMTEK.

     The EMS Industry. EMS contracts are estimated to generate more than $30 billion in revenues annually worldwide. The EMS market has three segments: high-volume, medium-volume and low-volume. The Company focuses on the medium-volume segment, which accounts for approximately 20% of global demand. Manufacturers in this segment are highly fragmented and competitive. Customer bases tend to be highly concentrated, with two or three customers typically accounting for most of the typical manufacturer's revenue.

     Three types of technology are employed in providing higher-margin, higher-complexity contract manufacturing in the medium-volume EMS market segment: surface mount technology ("SMT"), which accounts for the majority of manufacturing; and through-hole technology and system assembly, which together account for the remainder. Management believes that the medium-volume EMS market is continuing to move toward SMT as the preferred manufacturing technique, mainly because semiconductors have continued to decline in size, thereby lowering manufacturing tolerances.

     Competition in this market segment is driven by service, order turnaround time and quality. Margins tend to be slightly higher here than in the high-volume segment because of greater complexity and the generally higher price associated with specialty products. Also, the customers in this segment tend to be smaller firms, with less bargaining power. Such customers include specialized equipment providers to the financial services, computer hardware, medical services and telecommunications industries, among others.

     DDL-E. DDL-E provides turnkey EMS using both SMT and through-hole technologies. Under the turnkey process, DDL-E procures customer-specified components from suppliers, assembles the components onto PCBs and performs post-assembly testing. DDL-E provides EMS primarily for original equipment manufacturers located in Western Europe and sells system assembly and subassembly services to the same customer base. It does not fabricate any of the components or PCBs used in these processes. Instead, after acceptance of an order, it procures the necessary components from distributors.

     In the past, DDL-E has procured a portion of its PCB requirements from its affiliate, Irlandus, at prevailing commercial prices. Located approximately two miles from Irlandus' facilities in Craigavon, Northern Ireland, DDL-E was founded by the Company in 1989 to complement Irlandus' PCB business by adding value to boards at the next level of manufacturing. DDL-E has traditionally focused on customers who are major OEMs in global businesses across a wide range of industries. Its customer base is highly concentrated; in fiscal 1997, five customers accounted for 77% of sales. All of its sales are made by its direct sales force.

     Historically, there has been a high level of interdependence in the EMS/OEM relationship. Since contracted manufacturing may be a substitute for all or some portion of a customer's captive EMS capability, continuous communication between the manufacturer and the customer is critical. To facilitate such communication, DDL-E maintains a customer service department whose personnel work closely with the customer throughout the assembly process. Engineering and service personnel coordinate with the customer on product implementation, thereby providing feedback on issues such as ease of assembly and anticipated production lead times. Component procurement is commenced after component specifications are verified and approved sources are confirmed with the customer. Concurrently, assembly routing and procurement for conformance with workmanship standards are defined and planned.

     "In-circuit" test fixturing also is designed and developed. In-circuit tests are normally performed on all assembled circuit boards for turnkey projects. Such tests verify that components have been properly inserted and meet certain functional standards and that electrical circuits are properly completed. In addition, under protocols specified by the customer, DDL-E performs customized functional tests designed to ensure that the board or assembly will perform its intended function. Company personnel monitor all stages of the assembly process in an effort to provide flexible and rapid responses to the customer's requirements, including changes in design, order size and delivery schedule.

     The materials procurement element of DDL-E's turnkey services consists of the planning, purchasing, expediting and financing of the components and materials required to assemble a PCB or system-level assembly. Customers have increasingly required DDL-E and other independent providers of EMS to purchase all or some components directly from component manufacturers or distributors and to finance the components and materials. In establishing a turnkey relationship with an independent EMS provider, a customer must incur expenses in order to qualify the EMS provider (and, in some cases, the provider's sources of component supply), refine product design and EMS processes and develop mutually compatible information and reporting systems. With this relationship established, management believes that customers experience significant difficulty in expeditiously and effectively reassigning a turnkey contract to a new assembler or in taking on the project themselves.

     While the interdependence between EMS providers and OEMs may be a source of stability in DDL-E's customer base, it also is an obstacle when DDL-E seeks to attract new customers.

     SMTEK. SMTEK is an EMS provider, specializing in SMT design and assembly of circuit boards. Its operations range from analysis and design to complex manufacturing and test services. Its services are marketed to the military, medical, avionics, industrial and space industries and for high-end commercial applications.

     SMTEK's core competence includes: (i) mechanical thermal and structural engineering analysis and design of printed circuit boards; (ii) full procurement of all materials and components; and
(iii) full in-circuit and functional testing capabilities. Such operations are integrated with a contract manufacturing capability that relies in substantial part upon factory automation. SMTEK employs approximately 155 persons and conducts its operations in a 45,000-square-foot facility located in Newbury Park, California.

     SMTEK was founded in 1986 by Mr. Horton, who became the Company's President and Chief Executive Officer when the Company acquired SMTEK in January 1996. Over the years SMTEK has focused on supplying circuit board assemblies to the aerospace and avionics industry. Management believes that SMTEK's automated production processes and design capabilities are a competitive advantage. Such automated processes rely upon SMT, an unpatented design and production technique believed by management to be less expensive and more efficient than component through-hole insertion. SMTEK competes against companies that are much larger and better capitalized than the Company. In the past Mr. Horton was able to increase the revenues of SMTEK by focusing on contracts of much smaller size than those sought actively by its principal competitors. SCI Systems is the leading firm in the EMS industry. Management believes that the Company's largest direct competitor is Solectron Corporation.

     SMTEK's backlog at June 30, 1997 amounted to approximately
$15 million in orders to be filled within six months under contracts with approximately 40 customers.

                       PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements have been prepared giving effect to the acquisition of Jolt by the Company as if the acquisition had taken place at June 30, 1997 for the pro forma consolidated balance sheet and, in the case of the pro forma statement of operations, as of July 1, 1996.

     The acquisition will be accounted for using the purchase method. In accordance with Accounting Principles Board Opinion No. 16, the purchase price will be allocated to the assets and liabilities acquired at their estimated fair values at acquisition date. Based on current information, management does not expect the final allocation of the purchase price to be materially different from that used in the following pro forma balance sheet and pro forma statement of operations.

     The unaudited pro forma financial information is not necessarily indicative of the results of operations of the financial position which would have been attained had the acquisition been consummated at either of the foregoing assumed dates or which may be attained in the future. The pro forma financial information should be read in conjunction with the historical financial statements of the Company and Jolt.






                                                                       DDL ELECTRONICS, INC.
                                                              PRO FORMA CONSOLIDATED BALANCE SHEET
                                                                          JUNE 30, 1997
                                                                           (Unaudited)
                                                                          (In thousands)

                                       DDL Electronics, Inc.               Jolt Technology, Inc.
                               ------------------------------------   -----------------------------------
                               As reported   Effect of      DDL                                  Jolt      Pro forma    Pro forma
                                at 6/27/97  transactions  pro forma    Balances   Pre-merger   pro forma   acquisition   total at
                                 (Actual)   on 6/30/97   at 6/30/97  at 6/30/97 transactions  at 6/30/97  adjustments   6/30/97
                                 --------     --------     --------    --------    --------     --------    --------     --------
        ASSETS
Current assets:
  Cash and cash equivalents       $ 4,718      $(3,343)(A)  $ 1,375     $   640     $   (40)(B)  $   600     $  (256)(D)  $ 1,719
  Accounts receivable, net          9,198                     9,198         409                      409                    9,607
  Costs and estimated earnings
   in excess of billings on
   uncompleted contracts, net
   of progress billings             3,161                     3,161                                                         3,161
  Inventories                       3,211                     3,211          76                       76                    3,287
  Prepaid expenses                    132                       132          17                       17                      149
                                  -------      -------      -------     -------      -------     -------      -------     -------
      Total current assets         20,420       (3,343)      17,077       1,142          (40)      1,102         (256)     17,923

Property and equipment, net         6,790                     6,790         501                      501            0 (E)   7,291

Goodwill                            4,439                     4,439                                             4,262 (F)   8,701

Deposits and other assets             231                       231           8                        8                      239
                                  -------      -------      -------     -------      -------     -------      -------     -------
                                  $31,880      $(3,343)     $28,537     $ 1,651      $   (40)    $ 1,611      $ 4,006     $34,154
                                  =======      =======      =======     =======      =======     =======      =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank line of credit payable     $ 1,378                   $ 1,378                                                       $ 1,378
  Current portion of long-term
   debt                             4,167      $(3,300)(A)      867                                                           867
  Accounts payable                  9,084                     9,084     $    12                  $    12                    9,096
  Notes and accrued interest
   payable to Jolt stockholder                                            1,935      $(1,935)(C)       0                        0
  Other current liabilities         3,466          (43)(A)    3,423          28                       28                    3,451
                                  -------      -------      -------     -------      -------     -------      -------     -------

      Total current liabilities    18,095       (3,343)      14,752       1,975       (1,935)         40                   14,792

Long-term debt                      7,820            0 (A)    7,820           8                        8                    7,828
                                  -------      -------      -------     -------      -------     -------      -------     -------
Stockholders' equity:
  Common stock and additional
    paid-in capital                 6,656                     6,656                                           $ 5,569 (G)  12,225
  Retained earnings                     0                         0                                                             0
  Foreign currency translation
   adjustment                        (691)                     (691)                                                         (691)
  Net assets of acquired company                                           (332)       1,895       1,563       (1,563)(H)       0
                                  -------      -------      -------     -------      -------     -------      -------     -------
      Total stockholders'
       equity (deficit)             5,965            0        5,965        (332)       1,895       1,563        4,006      11,534
                                  -------      -------      -------     -------      -------     -------      -------     -------
                                  $31,880      $(3,343)     $28,537     $ 1,651      $   (40)    $ 1,611      $ 4,006     $34,154
                                  =======      =======      =======     =======      =======     =======      =======     =======



                          DDL ELECTRONICS, INC.
             NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET


(A) Represents the net effects of two transactions that occurred on June 30, 1997 (which was subsequent to the Company's fiscal year ended June 27, 1997, as the Company utilizes a 52-53 week year):
     (1) Issuance of a note payable due February 1, 1999 in the principal amount of $2,000,000, with the corresponding cash proceeds.
     (2) Repayment of Senior Notes due July 1, 1997 in the aggregate principal amount of $5,300,000 plus accrued interest of $43,000.
          Of the aggregate principal amount on these notes, $3,300,000 was classified as a current liability at June 27, 1997, and the remaining $2,000,000 was included in long-term debt at that date because this portion was essentially refinanced on a long-term basis as a result of the $2,000,000 note referred to in
         (A)(1) above.

(B) The acquisition agreement provides that Jolt will have not less than $600,000 of cash at the time of acquisition closing. It is assumed that cash in excess of $600,000 will be distributed to Jolt's stockholders in a pre-acquisition distribution.

(C) To convert notes payable to a Jolt stockholder and accrued interest thereon to equity in a pre-merger transaction, in accordance with the terms of the acquisition agreement.

(D)  Cash paid for direct costs of acquisition and debt issuance costs, as follows:
         Cash paid for fairness opinion fee                     $ 105,000
         Cash paid for other direct costs of Jolt acquisition     151,000
                                                                ---------
                                                                $ 256,000
                                                                =========

(E) The fair market value of Jolt's property and equipment is considered to approximate its net book value in Jolt's historical financial statements, hence no adjustment in basis of property and equipment is shown.

(F) To record excess of cost over value assigned to net assets acquired as goodwill.

(G)  To record issuance of Common Stock as purchase consideration for Jolt.

(H)  To eliminate pre-acquisition equity of Jolt.

(I)  The purchase price of Jolt is computed as follows:
         Issuance of 9 million shares of DDL common stock,
          valued at $1.125 per share, less discount of 45%
          for blockage and lock-up trading restrictions        $5,569,000
         Direct costs of acquisition including fairness
          opinion, legal and accounting                           256,000
                                                               ----------
                                                               $5,825,000
                                                               ==========
     The purchase price is allocated as follows:
         Book value of net assets acquired                     $1,563,000
         Excess of cost over value assigned (goodwill)          4,262,000
                                                               ----------
                                                               $5,825,000
                                                               ==========

                            DDL ELECTRONICS, INC.
                    PRO FORMA STATEMENT OF OPERATIONS
                         YEAR ENDED JUNE 30, 1997
                               (Unaudited)
                (In thousands except per share amounts)


                               DDL
                           Electronics,    Jolt       Pro forma
                               Inc.     Technology,  acquisition  Pro forma
                            (Actual)       Inc.      adjustments     total
                            --------     --------      --------    --------
                                            (A)

Sales                        $48,919      $ 2,170                   $51,089
                             -------      -------                   -------

Costs and expenses:
  Cost of goods sold          42,475        1,329                    43,804
  Administrative and selling   5,058          346                     5,404
  Goodwill amortization        1,268                   $   213 (B)    1,481
                             -------      -------      -------      -------
                              48,801        1,675          213       50,689
                             -------      -------      -------      -------

Operating income                 118          495         (213)         400
                             -------      -------      -------      -------

Non-operating income (expense):
  Interest expense on
   stockholder notes                         (107)         107 (C)        0
  Interest expense - other    (1,105)         (10)                   (1,115)
  Debt issue cost
   amortization                 (937)                                  (937)
  Other income                   246            8                       254
                             -------      -------      -------      -------
                              (1,796)        (109)         107       (1,798)
                             -------      -------      -------      -------
Income (loss) before income
 taxes                        (1,678)         386         (106)      (1,398)

Provision for income taxes         0            0           28 (D)       28
                             -------      -------      -------      -------
Net income (loss)            $(1,678)     $   386      $  (134)     $(1,426)
                             =======      =======      =======      =======


Per share information:
  Loss per share             $ (0.07)                               $ (0.04)
                             =======                                =======
Shares used in computing
 loss per share               23,398                     9,000       32,398
                             =======                   =======      =======

                          DDL ELECTRONICS, INC.
               NOTES TO PRO FORMA STATEMENT OF OPERATIONS
                        YEAR ENDED JUNE 30, 1997
                            (In thousands)


(A) The revenues and expenses shown for Jolt are the historical amounts for Jolt's fiscal year ended December 31, 1996, adjusted to add revenues and expenses for the six months ended June 30, 1997 and to deduct revenues and expenses for the six months ended June 30, 1996.


(B) To amortize goodwill arising from the Jolt acquisition on a straight-line basis over 20 years.


(C) To eliminate interest expense on notes payable to a Jolt stockholder. These notes will be converted to equity prior to the acquisition.


(D) Amount represents a Florida state income tax provision on Jolt's pretax income, after giving effect to the elimination of interest expense on notes payable to stockholder. Jolt is an "S" corporation for income tax purposes and hence does not pay income taxes at the corporate level. Upon consummation of the merger, Jolt will be converted to a "C" corporation and will be subject to Florida corporate income taxes at the rate 5.5% of taxable income. For federal income tax purposes, it is assumed that Jolt's taxable income will be sheltered by the Company's net operating loss carryforwards.

                               USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares.


                       DETERMINATION OF OFFERING PRICE

     This Prospectus may be used from time to time by the Selling Stockholders who offer the Shares for sale. The offering price of the Shares will be determined by the Selling Stockholders and may be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

                             SELLING STOCKHOLDERS

     The following table provides certain information with respect to Common Stock beneficially owned by each Selling Stockholder as of the dates indicated. Except as set forth in the footnotes to the table and elsewhere in this Prospectus, within the past three years none of the Selling Stockholders has had a material relationship with the Company or with any of the Company's predecessors or affiliates other than as a result of ownership of the securities of the Company. The Shares may be offered from time to time by the Selling Stockholders named below or their nominees, and this Prospectus may be required to be delivered by persons who may be deemed to be underwriters in connection with the offer or sale of Shares.


                           Number of shares                                                 Percentage of
                            of Common Stock                          Number of shares      shares of Common
                             Beneficially            Number of        of Common Stock     Stock Beneficially
                            Owned Prior to            Shares        Beneficially Owned        Owned After
           Name            the Offering              Offered       After the Offering      the Offering
------------------------------------------------------------------------------------------------------------
Par Investment
  Partners, L.P.              1,000,000              1,000,000                  0                 0.0%

A.I.M. Overseas Ltd.          1,670,000                250,000          1,420,000                 5.6%

Richard Fechtor                 578,550                150,000            428,550                 1.7%

Peter D. Fenton                 125,000                125,000                  0                 0.0%

Robert Detwiler                 125,000                125,000                  0                 0.0%

Jeffrey R. Power                135,000                125,000             10,000                      (1)

Sheldon M. Fechtor              100,000                100,000                  0                 0.0%

John Pemble                      75,700                 75,000                700                      (1)

Maurice B. Buchsbaum             25,000                 25,000                  0                 0.0%

Andrew Detwiler                  25,000                 25,000                  0                 0.0%

(1)  Less than one percent.


                          PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Stockholders through the facilities of the NYSE or the PE on terms to be determined at the time of each sale. Alternatively, the Selling Stockholders may offer Shares from time to time to or through underwriters, dealers or agents, who may receive compensation in the form of discounts and commissions. Such compensation, which may exceed ordinary brokerage commissions, may be paid by the Selling Stockholders and/or the purchasers of the Shares for whom such underwriters, dealers and agents may act.

     The Selling Stockholders and any dealers or agents that participate in the distribution of the Shares may be considered "underwriters" within the meaning of the Securities Act, and any profit on the sale of such Shares offered by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the Selling Stockholders from sales of the Shares will be the purchase price of such Shares less any brokers' commission required to be paid by the Selling Stockholders.

     To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agents, dealers and underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in a supplement to this Prospectus.

     The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold by Selling Stockholders in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is satisfied.

     The Company will pay the expenses that it incurs in connection with the registration of the Shares with the SEC.

     The Company and each Selling Stockholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                             LEGAL MATTERS

     Certain legal matters have been passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Charlotte, North Carolina.

                                EXPERTS

     The consolidated financial statements of DDL Electronics, Inc. as of June 30, 1997 and 1996 and for each of the years in the three-year period ended June 30, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Jolt Technology, Inc. as of December 31, 1996 and for the year then ended, included in this Prospectus, have been audited by Brunt & Company, P.A., to the extent and for the period indicated in their report, and such financial statements have been included herein and therein upon the authority of such firm as experts in accounting and auditing.

                      INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jolt Technology, Inc.
Hollywood, Florida

We have audited the accompanying balance sheet of Jolt Technology, Inc. (a Florida corporation) as of December 31, 1996 and the related statement of income, changes in stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jolt Technology, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Brunt & Company, P.A.
BRUNT & COMPANY, P.A.
Certified Public Accountants

August 7, 1997

                         JOLT TECHNOLOGY, INC.

                             BALANCE SHEET

                            DECEMBER 31, 1996

                                 ASSETS

CURRENT ASSETS

   Cash and cash equivalents                         $       613,618
   Accounts receivable, net of allowance
     for doubtful accounts of $5,000                         269,181
   Other receivables                                          11,787
   Inventories                                                55,249
                                                     ---------------
          TOTAL CURRENT ASSETS                               949,835

PROPERTY AND EQUIPMENT, net                                  454,540

OTHER ASSETS                                                   6,573
                                                     ---------------

                                                     $     1,410,948
                                                     ===============

                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accrued expenses                                  $       279,179
   Shareholder note payable                                  100,000
   Lease obligation payable                                   31,992
   Accounts payable                                           10,853
                                                     ---------------
          TOTAL CURRENT LIABILITIES                          422,024

SHAREHOLDER LOAN PAYABLE                                   1,525,148

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, $1.00 par value, 10,000
     shares authorized, issued and outstanding                10,000
   Additional Paid-in-Capital                                 24,000
   Accumulated Deficit                                      (570,224)
                                                     ---------------

          TOTAL STOCKHOLDERS' EQUITY (DEFICIT)              (536,224)
                                                     ---------------

                                                      $    1,410,948
                                                     ===============


            Read accompanying notes and auditors' report.

                          JOLT TECHNOLOGY, INC.

                          STATEMENT OF INCOME

                  FOR THE YEAR ENDED DECEMBER 31, 1996



NET SALES                                             $   2,354,386

COST OF GOODS SOLD                                        1,412,482
                                                      -------------
          GROSS PROFIT                                      941,904
                                                      -------------

SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES                                                  326,815
                                                      -------------
          INCOME FROM OPERATIONS                            615,089


INTEREST EXPENSE - SHAREHOLDER LOANS                       (114,900)

OTHER INCOME (EXPENSES)                                      (9,032)
                                                      -------------
          TOTAL NON-OPERATING EXPENSES                     (123,932)
                                                      -------------

          NET INCOME                                  $     491,157
                                                      =============


            Read accompanying notes and auditors' report.

                                                     JOLT TECHNOLOGY, INC.

                               STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                       DECEMBER 31, 1996

                                                                       Additional
                                              Common      Treasury      Paid-in     Accumulated
                                 Total        Stock         Stock       Capital       Deficit
                               ----------   ----------   -----------   ----------   -----------
BALANCE, December 31, 1995     $(704,381)   $  10,000    $   (2,000)   $  24,000    $ (736,381)

Sale of Treasury Stock             2,000                      2,000                      -

Net income                       491,157                                               491,157

Dividends paid                  (325,000)                                             (325,000)
                               ----------   ----------   -----------   ----------   -----------

BALANCE, December 31, 1996     $(536,224)   $  10,000         -        $  24,000    $ (570,224)
                               ==========   ==========   ===========   ==========   ===========



                                         Read accompanying notes and auditors' report.

                                                              F-4

                          JOLT TECHNOLOGY, INC.

                         STATEMENT OF CASH FLOWS

                   FOR THE YEAR ENDED DECEMBER 31, 1996

                   CASH FLOWS FROM OPERATING ACTIVITIES

  Net Income                                        $        491,157
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Depreciation and amortization                             232,435
   Allowance for bad debts                                     5,000
      Changes in assets and liabilities:
       Accounts receivable                                   119,792
       Inventories                                             2,286
       Other receivables                                       7,647
       Net deposits                                            1,185
       Customer deposits                                     (44,600)
       Accounts payable                                      (18,996)
       Accrued expenses                                      106,224
                                                    -----------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                 902,130
                                                    -----------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                       (225,942)
                                                    -----------------
   NET CASH USED BY INVESTING ACTIVITIES                    (225,942)
                                                    -----------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Reduction in Capitalized Lease Obligations                (171,467)
  Sale of Treasury Stock                                       2,000
  Shareholder dividends                                     (325,000)
                                                    -----------------
   NET CASH USED IN FINANCING ACTIVITIES                    (494,467)
                                                    -----------------
   NET INCREASE IN CASH                                      181,721

CASH AT BEGINNING OF YEAR                                    431,897
                                                    -----------------
CASH AT END OF YEAR                                 $        613,618
                                                    =================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                     $         57,227
                                                    =================

            Read accompanying notes and auditors' report.

                         JOLT TECHNOLOGY, INC.

                     NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED DECEMBER 31, 1996



NOTE 1 - BUSINESS ACTIVITY

The Company was incorporated in the State of Florida on June 21, 1989. It is engaged in the manufacture and sale of custom made printed circuit boards for use primarily in the computer, communications and
instrumentation industries.   The Company is located in Florida with
customers throughout the United States but primarily in the South
Florida region.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash equivalents include short-term, highly-liquid debt instruments purchased with original maturities of three months or less.

Revenue Recognition: Revenue is recognized when products are shipped and title has passed to the customer.

Inventories: Inventories are stated at the lower of cost (determined on the first-in, first-out basis) or market. Labor and overhead costs are capitalized at the time of production.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided using straight-line methods at rates based on the following estimated useful lives:

                                                          Years
                                                          ------
          Machinery and equipment                         5 - 10
          Furniture and fixtures                          5 - 10
          Vehicles                                          5

Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Building and equipment repairs for the year ended December 31, 1996 were $25,030.

Income Taxes:    The Company, with the consent of its shareholders, has
elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates:    The preparation of financial statements in
conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVENTORIES

Inventories consisted of the following on December 31, 1996:

          Raw materials                              $    9,540
          Jobs in process                                45,709
                                                      ---------

                                                     $   55,249
                                                      =========


NOTE 4 -  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                    Original Cost
                                                     ----------
Leasehold Improvements                               $   63,880
Machinery and Equipment                               1,102,624
Motor Vehicles                                           24,735
Office Furniture and Equipment                          131,864
                                                     ----------
          Total                                       1,323,106
          Accumulated depreciation                     (868,566)
                                                     ----------
Net Property Plant and Equipment                     $  454,540
                                                     ==========


NOTE 5 -  CAPITALIZED LEASE OBLIGATION

The Company acquired equipment under the provisions of a long-term lease in August of 1994. For financial reporting purposes, minimum lease payments relating to the equipment have been capitalized. The lease payments are $4,550 per month and expire August 1997. The original cost
of the leased equipment was $216,682.   The present value of the lease
payments as of December 31, 1996 was $31,992 and the entire portion is a current liability.

The future minimum lease payments under the capital lease and the net present value of the future minimum lease payments are as follows:

     Total minimum lease payments                    $   35,382

          Less amount representing interest               3,390
                                                     ----------
     Present value of net minimum lease payments     $   31,992
                                                     ==========

NOTE 6 -  SHAREHOLDER NOTE AND LOAN PAYABLE

Shareholder note payable, unsecured, bearing
interest at the rate of 8.25%.                       $  100,000

Shareholder loan payable, unsecured, bearing
interest at the rate of the applicable federal
rate plus one-half percent (7.75% as of
December 31, 1996).                                  $1,525,148

There are no repayment terms set forth for the above note and loan payable. Repayment of the loan will not be demanded prior to February 1998.


NOTE 7 - COMMITMENTS

As of December 31, 1996, the Company operated its facilities on a one year noncancellable lease which will expire on October 31, 1997. The lease is for $74,420 per year ($6,202 per month) plus applicable sales tax. Rental Expense for the year ended December 31, 1996 was $72,706.


NOTE 8 - MAJOR CUSTOMER

The Company had one customer that accounted for approximately 20% of its revenue in 1996.


NOTE 9 - EMPLOYEE BENEFIT PLAN

On January 1, 1991 the Company established a Salary Allowance Reduction Simplified Employee Pension Plan (SARSEP). Under the plan, employees may elect to defer up to fifteen percent of their salary, subject to Internal Revenue Service limits. The Company, at their discretion contributes matching of employee contributions. In addition, the plan allows for the Company to make additional discretionary contributions. The Company made no contributions to the plan in 1996.


NOTE 10 - SUBSEQUENT EVENT

On June 30, 1997 the Company's principal stockholders entered into an agreement in principle to sell the Company to DDL Electronics, Inc. ("DDL"), a publicly owned company, in exchange for DDL stock. Pursuant to the agreement in principle, the Company's shareholder loans payable and accrued interest thereon will be converted to equity on or before the closing date of the sale to DDL.

    ----------------------------                                                ------------------------------

No dealer, salesperson or other person has been
authorized to give any information or to make any
representations other than those contained in this
Prospectus, and, if given or made, such information
or representations must not be relied upon as having
been authorized by the Company or any Selling
Stockholder.  This Prospectus does not constitute an
offer to sell, or a solicitation of an offer to buy,
to any person in any jurisdiction in which such
offer or solicitation is not authorized, or in which                                 DDL ELECTRONICS, INC.
the person making such offer or solicitation is not
qualified to do so, or to any person to whom it is
unlawful to make such offer or solicitation.                                              COMMON STOCK
Neither the delivery of this Prospectus nor any sale
made hereunder shall, under any circumstances,
create any implication that the information
contained herein is correct as of any date
subsequent to the date hereof.

           -------------------------------

                  Table of Contents

           -------------------------------

                                                                                     ---------------------
                                                Page
                                                                                           PROSPECTUS
Additional Information                            4
                                                                                     ---------------------
Incorporation of Certain Information by
   Reference                                      4

Risk Factors                                      5
                                                                                        October___, 1997
The Company                                      11

Pro Forma Financial Statements                   16

Use of Proceeds                                  21

Determination of Offering Price                  21

Selling Stockholders                             21

Plan of Distribution                             22

Legal Matters                                    22

Experts                                          22

Jolt Financial Statements                       F-1

    ----------------------------                                                ------------------------------






                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the Offering, all of which are to be borne by the Registrant.

SEC registration fee               $ 1,653
Exchange listing fees*              25,000
Accounting fees and expenses*       10,000
Legal fees and expenses*            15,000
Miscellaneous*                       3,347
                                   -------
    Total*                         $55,000
                                   =======

-------------

*  Estimated.

Item 15.  Indemnification of Directors and Officers.

     The Company has a policy of directors and officers liability insurance which insures directors and officers against liabilities for securities law violations.

     In addition, the Company's Bylaws provide as follows in Article
VII:

     SECTION 7.01. Actions, Etc. Other Than by or in the Right of the Corporation [i.e., the Company]. Any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, proceeding or investigation, whether civil, criminal, administrative, and whether external or internal to the Corporation (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or, while serving as a director or officer, is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including, but not limited to, the Delaware General Corporation Law, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     SECTION 7.02. Actions, Etc. by or in the right of the Corporation. Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer, employee or agent of the Corporation, or, while serving as a director or officer, is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by law, including, but not limited to, the Delaware General Corporation Law, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said Law permitted the Corporation to provide prior to such amendment), against all expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     SECTION 7.03. Determination of Right of Indemnification. Any indemnification under Section 7.01 or 7.02 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 7.01 and 7.02. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

     SECTION 7.04.  Indemnification Against Expenses of Successful
Party.   Notwithstanding the other provisions of this Article, to the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 7.01 or 7.02, or in defense of any claim, issue or matter therein, he shall be indemnified against all expenses (including attorneys' fees) incurred by him in connection therewith.

     SECTION 7.05. Prepaid Expenses. Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately by determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

     SECTION 7.06. Right to Indemnification Upon Application; Procedure Upon Application. Any indemnification under or advancement of expenses provided by, or granted pursuant to, this Article shall be made promptly, and in any event within ninety days, upon written request of the director or officer, employee or agent, unless with respect to applications under Section 7.02 and 7.03, a determination is reasonably and promptly made by the Board by a majority vote of quorum of disinterested directors that such director or officer, employee or agent acted in a manner set forth in such Sections as to justify the Corporation's not indemnifying the director or officer, employee or agent. In the event no quorum of disinterested directors is obtainable, the Board shall promptly direct that independent legal counsel shall decide whether the director or officer, employee or agent acted in a manner set forth in such Sections as to justify the Corporation's not indemnifying or making an advance to the director or officer or, in the case of indemnification, employee or agent. The right to indemnification under or advancement of expenses provided by this Article shall be enforceable by the director, officer, employee or agent in any court of competent jurisdiction, if the Board or independent legal counsel denies the claim, in whole or in part, or if no disposition of such claim is made within ninety days. The director's, officer's, employee's or agent's expenses incurred in connection with successfully establishing his right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

     SECTION 7.07. Other Rights and Remedies. The indemnification under and advancement of expenses provided by, or granted pursuant to, this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The right to be indemnified or to the reimbursement or advancement of expenses pursuant hereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the director or officer, employee or agent, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

     SECTION 7.08. Insurance. Upon resolution passed by the Board, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

     SECTION 7.09. Constituent Corporations. For the purposes of this Article, references to "the Corporation" include any constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee, trustee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

     SECTION 7.10. Other Enterprises, Fines, and Serving at Corporation's Request. For purposes of this Article, references to "other enterprises" shall include employee benefit plan; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee, trustee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, trustee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

     SECTION 7.11. Savings Clause. If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee or agent as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated by any other applicable law.

     SECTION 7.12. Liability of Directors for Breaches of Fiduciary Duty. Notwithstanding any provision to the contrary contained in these Bylaws, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Item 16.  Exhibits.

                                EXHIBIT INDEX




Exhibit
Number                   Description
------                   -----------
4-a                      Amended and Restated Certificate of Incorporation of the Company
                         (incorporated by reference to Exhibit 4.1 to the Company's Registration
                         Statement on Form S-8, Commission File No. 33-7440)

4-b                      Bylaws of the Company, amended and restated effective March 1993
                         (incorporated by reference to Exhibit 3-b to the Company's 1993 Annual
                         Report on Form 10-K)

4-c                      Common Stock Purchase Agreement dated as of June 3, 1997 among the
                         Company and certain Purchasers (incorporated by reference to Exhibit
                         4.1 to the Company's Current Report on Form 8-K dated June 12, 1997)

5                        Opinion of Nelson Mullins Riley & Scarborough, L.L.P. as to
                         the legality of the securities being registered (filed previously)

23-a                     Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in
                         Exhibit 5 to this Registration Statement)

23-b                     Consent of KPMG Peat Marwick LLP

23-c                     Consent of Brunt & Company, P.A.

24                       Power of Attorney (included on the signature page of this Registration
                         Statement)

<R/>

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newbury Park, State of California, on October 23, 1997.

                                    DDL ELECTRONICS, INC.

                                    By:  /s/ Gregory L. Horton
                                         -------------------------------
                                         Gregory L. Horton
                                         Chief Executive Officer,
                                         President and Chairman of the
                                         Board of Directors



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature                       Title                    Date

/s/ Gregory L. Horton       Chief Executive Officer,    October 23, 1997
-----------------------     President (principal
Gregory L. Horton           executive officer) and
                            Chairman of the
                            Board of Directors

/s/ Richard K. Vitelle      Chief Financial Officer     October 23, 1997
-----------------------     (principal financial and
Richard K. Vitelle          accounting officer)


/s/ Karen B. Brenner *      Director                    October 23, 1997
-----------------------
Karen B. Brenner


/s/ Melvin Foster *         Director                    October 23, 1997
-----------------------
Melvin Foster


/s/ Charlene A. Gondek *    Director                    October 23, 1997
-----------------------
Charlene A. Gondek


/s/ Thomas M. Wheeler *     Director                    October 23, 1997
-----------------------
Thomas M. Wheeler


/s/ Robert G. Wilson *      Director                    October 23, 1997
-----------------------
Robert G. Wilson

* By: /s/Richard K. Vitelle
      ------------------------------------
      Richard K. Vitelle, Attorney-in-Fact